Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AUTHID INC.

authID Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: The name of the Corporation is authID Inc. The Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on September 21, 2011, which was amended and restated by an Amended and Restated Certificate of Incorporation that was filed with the Secretary of State of the State of Delaware on April 20, 2021, as amended June 14, 2021, July 13, 2022, September 21, 2022 and June 26, 2023 (the “Restated Certificate”).

SECOND: Article Fourth – Capital Stock of the Restated Certificate is hereby deleted in its entirety and replaced by the following:

ARTICLE IV.

CAPITAL STOCK

1. The total number of shares of capital stock which the Corporation shall have authority to issue is One Hundred Seventy Million (170,000,000), of which (i) One Hundred Fifty Million (150,000,000) shares shall be common stock, par value $0.0001 per share (the “Common Stock”), and (ii) Twenty Million (20,000,000) shares shall be a class of as yet undesignated preferred stock, par value $0.0001 per share (the “Preferred Stock”). No fractional share shall be issued in connection with the foregoing combination. All fractional shares shall be rounded up to the next whole number of shares.

2. Except as otherwise provided in any certificate of designation of any series of Preferred Stock, the number of authorized shares of the class of Common Stock or Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall as set forth below in, or be determined in accordance with, this Article IV.

A. COMMON STOCK

Subject to all the rights, powers and preferences of the Preferred Stock and except as provided by law or in this Certificate (or in any certificate of designation of any series of Preferred Stock):

(a) except as otherwise required by law and the provisions of this Amended and Restated Certificate of Incorporation, as amended from time to time and except as provided by the resolution or resolutions of the Board of Directors creating or amending any series of the Series Preferred Stock, the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote;

(b) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors or any authorized committee thereof; and

(c) subject to the requirements of law, this Amended and Restated Certificate of Incorporation, as amended from time to time, and the resolution or resolutions of the Board of Directors creating or modifying any series of the Series Preferred Stock, upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

B. PREFERRED STOCK

1. The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for the issuance of the authorized but unissued shares of Preferred Stock in one or more series of such stock.

2. The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, by authorizing the execution and filing a certificate of designation pursuant to Section 151 of the DGCL:

(a) to establish or change from time to time the number of shares of each such series; and

(b) to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences of the shares of each series; and

(c) to fix the relative, participating, optional or other special rights of the shares of each series generally and without limitation, with respect to dividends, with respect to the rights of the Preferred Stock and their relative priority to payments in the event of any liquidation, dissolution or winding up of the Corporation, and with respect to redemption or conversion; and

(d) to fix any qualifications, limitations and restrictions thereof,

all as set forth in any such certificate of designation.

THIRD: All other provisions of the Restated Certificate shall remain in full force and effect.

FOURTH: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law (“DGCL”).

FIFTH: This Certificate of Amendment has been duly approved by the stockholders of the Corporation at a meeting duly called and held in accordance with the applicable provisions of Section 211 of the DGCL.

SIXTH: This Certificate of Amendment shall be effective when filed.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer of the Corporation, on June 26, 2024.

AUTHID INC.

By:	/s/ Rhoniel A. Daguro
Name:	Rhoniel A. Daguro
Title:	Chief Executive Officer

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